Exhibit 23.2
Consent of the Independent Registered Public Accounting Firm
The Board of Directors
First Oak Brook Bancshares, Inc.:
We consent to the incorporation by reference in the registration statements (No. 33-24145, 33-82800, 333-75025, 333-89647, 333-81388, 333-115517, and 333-87978) on Form S-8 of First Oak Brook Bancshares, Inc. of our report dated March 10, 2005, with respect to the consolidated balance sheet of First Oak Brook Bancshares, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2004, which report appears in the December 31, 2005 annual report on Form 10-K of First Oak Brook Bancshares, Inc.
Chicago, Illinois
March 9, 2006